UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 42329W 105	Page 1 of 9

1.	Name of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,242,651
	8.	Shared Voting Power 15,910,981
	9.	Sole Dispositive Power 11,242,651
	10.	Shared Dispositive Power 15,910,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,153,632 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9% (2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 2,672,612 shares of common stock and 8,570,039 shares issuable upon the exercise of options within 60 days of April 13, 2023, beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power. Also includes 16,175 shares of common stock held by Idealab Studio, LLC (“Idealab Studio”) and 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and Marcia Goodstein (Mr. Gross’s wife) are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two managers to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Also includes 15,480,443 shares of common stock held by Idealab Holdings, LLC (“Idealab Holdings”). Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation (“Idealab”). Idealab is managed by a board of directors consisting of Mr. Gross, Marcia Goodstein and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 195,775,938 shares of common stock of the Issuer outstanding as of March 23, 2023.

CUSIP 42329W 105	Page 2 of 9

1.	Name of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 195,775,938 shares of common stock of the Issuer outstanding as of March 23, 2023.

CUSIP 42329W 105	Page 3 of 9

1.	Name of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) HC, CO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 195,775,938 shares of common stock of the Issuer outstanding as of March 23, 2023.

CUSIP 42329W 105	Page 4 of 9

1.	Name of Reporting Persons. Continuum Renewables, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP 42329W 105	Page 5 of 9

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates the Schedule 13D filed on June 1, 2022, as amended on February 16, 2023 and as further amended on March 28, 2023 (as so amended and restated, this “Schedule 13D”), by William Gross, Idealab, a California corporation (“Idealab”), and Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”).

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Heliogen, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

(a)	This Statement is filed on behalf of William Gross, Idealab, Idealab Holdings and Continuum Renewables, Inc., a Delaware corporation (“CRI”).

(b)	The business address of Mr. Gross is c/o Idealab, 130 West Union Street, Pasadena, California 91103. The business address of each of Idealab Holdings and Idealab is c/o Idealab, 130 West Union Street, Pasadena, California 91103. The business address of CRI is 130 West Union Street, Pasadena, California 91103.

(c)	Mr. Gross is the Chief Executive Officer and Chairman of the Board of Idealab Studio. The principal business of each of Idealab and Idealab Holdings is to make investments in other businesses. The principal business of CRI is to provide clean energy products and services.

(d)-(e)	None of the Reporting Persons, nor, to the best knowledge of such persons, any of the persons named in Schedule A, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gross is a citizen of the United States. Idealab is a California corporation. Idealab Holdings is a Delaware limited liability company. CRI is a Delaware corporation.

Item 3.	Source and Amount of Funds

Mr. Gross, Idealab Holdings and Idealab Studio acquired 1,589,488 shares, 15,341,231 shares, and 1,086,882 shares, respectively, of Common Stock (the “Merger Shares”) of the Issuer pursuant to the Business Combination Agreement, dated July 6, 2021 (the “Business Combination Agreement”), by and among Athena Technology Acquisition Corp. (“Athena”), HelioMax Merger Sub Inc., a wholly owned subsidiary of Athena (“Merger Sub”), and Heliogen, Inc. (“Legacy Heliogen”) in exchange for Legacy Heliogen shares. As a result of the Merger (as defined below), Mr. Gross also received options exercisable, subject to vesting, for an aggregate of 19,355,655 shares of Common Stock of the Issuer in exchange for options to purchase shares of Legacy Heliogen. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Heliogen and Athena was effected by the merger of Merger Sub with and into Legacy Heliogen, with Legacy Heliogen surviving as a wholly owned subsidiary of Athena (the “Merger). Through February 5, 2023, 9,570,040 of the options referred to above were vested. On February 5, 2023, the remaining unvested options were forfeited.

On February 7, 2022, Idealab NY, Inc., a Delaware corporation, distributed 24,801 shares of Common Stock of the Issuer to Idealab Holdings as part of a pro rata distribution to its shareholders for no consideration.

On June 6, 2022, Mr. Gross purchased 13,124 shares of Common Stock in the open market for a weighted average price of $3.74 per share from personal funds. On June 14, 2022, Mr. Gross purchased 20,000 shares of Common Stock in the open market for a weighted average price of $2.47 per share from personal funds.

CUSIP 42329W 105	Page 6 of 9

Effective September 6, 2022, Idealab Studio distributed 1,070,707 shares of Common Stock of the Issuer in a pro rata distribution to its members for no consideration. As a result of the distribution, the Gross Trust received 414,363 shares of Common Stock and Idealab Holdings received 114,411 shares of Common Stock.

On November 18, 2022, Mr. Gross purchased 50,000 shares of Common Stock in the open market for $1 per share from personal funds.

On April 12, 2023, Mr. Gross purchased 1,000,000 shares of Common Stock upon the exercise of vested options at an exercise price of $0.09 per share in cash paid from personal funds.

Item 4.	Purpose of the Transaction

Effective February 5, 2023, Mr. Gross no longer serves as the chief executive officer of the Issuer and as a member of the Issuer’s board of directors. As disclosed in the Issuer’s Form 8-K filed on February 6, 2023, Mr. Gross expressed his disagreement with the decision of the Issuer’s board of directors with respect to certain changes in management of the Issuer.

Any of the Reporting Persons may engage, and certain of the Reporting Persons have engaged, in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, capitalization, financial condition, strategic plans, and the future of the Issuer, including an acquisition of additional securities or extraordinary corporate transaction (such as a merger) (the “Item 4 Matters”). In connection with such discussions, the Reporting Persons are considering, exploring and/or developing plans and/or proposals (whether preliminary or final), including the proposal discussed below, with respect to the Item 4 Matters and whether to communicate with, among others, the Issuer, other stockholders, service providers and financing sources regarding the foregoing.

Any of the Reporting Persons may review, monitor and evaluate his or its investment in the Issuer at any time, whether in light of the discussions described herein or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D, including, without limitation, acquiring additional shares of Common Stock, disposing of some or all of shares of Common Stock, including in connection with Mr. Gross’ exercise of vested stock options, or any other actions described herein. Each of the Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his or its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

On April 13, 2023, CRI delivered to the Board of Directors of the Issuer a letter setting forth a proposal (the “Proposal”) for CRI to acquire all of the outstanding capital stock of the issuer for a purchase price of $0.40 per share of Common Stock in cash. A copy of the Proposal is filed as Exhibit 99.1 to Amendment No. 3, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting the Common Stock from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure. No assurances can be given that the transaction or transactions contemplated by the Proposal or any other potential transaction involving CRI or its affiliates (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. CRI reserves the right to modify or withdraw the Proposal at any time. Each Reporting Person further reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

CUSIP 42329W 105	Page 7 of 9

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     See responses to Item 5 on each cover page.

(c)	Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

As a result of the Proposal, the Reporting Persons may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, with Prime Mover Lab Fund I, LP, a Delaware limited partnership (“PML”), and/or certain affiliates of each. Accordingly, the “group” may be deemed to beneficially own (and may be deemed to have shared voting and dispositive power over) an aggregate of 51,099,409 shares of Common Stock (including 8,570,039 shares issuable upon the exercise of options within 60 days of April 13, 2023 beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power), representing approximately 26.1% of the outstanding shares of Common Stock as of March 23, 2023. The number of shares of Common Stock that may be beneficially owned by PML and/or certain affiliates is based solely on the Schedule 13D/A filed by PML with the Securities and Exchange Commission on February 13, 2023. The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment Agreement

In November 2021, Mr. Gross entered into an employment agreement (the “Employment Agreement”) with the Issuer. The Employment Agreement provides that, unless provided otherwise, any equity award granted to Mr. Gross under our 2013 Plan or 2021 Plan (collectively, the “Plans”) that is subject to time-based vesting, to the extent such award is assumed, continued, or substituted by the surviving corporation in connection with a “change in control” (as defined in the Plans), and Mr. Gross continues to provide services to the Issuer or the successor corporation, will accelerate and become fully vested and exercisable in the event of a “qualifying termination” (as defined in the Employment Agreement, including a termination without “cause” or resignation for “good reason” and execution of a release of claims) that occurs within 12 months following the change in control. Upon a qualifying termination that does not occur within 12 months following a change in control, under the Employment Agreement, Mr. Gross will be eligible for accelerated vesting of his time-based equity awards that would have vested, had he remained in continuous service for an additional 12 months after the termination date.

CUSIP 42329W 105	Page 8 of 9

Registration Rights and Lock-up Agreement

On December 30, 2021 (the “Closing Date”), certain stockholders and certain officers and directors of the Issuer, including Mr. Gross (together, the “Registration Rights Holders”), entered into that certain Registration Rights and Lock-up Agreement (the “Registration Rights Agreement”), pursuant to which the Registrations Rights Holders agreed to be contractually restricted from selling or transferring their shares of the Issuer’s Common Stock for a period of 180 days after the Closing Date (the “Lock-Up Period”), with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for the Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period. Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with the Lock-Up Period, the Registration Rights Holders may demand at any time or from time to time, that the Issuer files a registration statement to register certain shares of Common Stock held by such Registration Rights Holders or to conduct an underwritten offering. The Registration Rights also provides the Registration Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing descriptions of the Employment Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any of them and any other person with respect to any securities of the Issuer.

CRI Agreements

Idealab Studio and PML are investors in CRI and own, as of the date of this Amendment No. 3, interests representing approximately 41.1% and 33.8% of the outstanding common stock of CRI, respectively, on an as-converted basis. Idealab Studio, PML and CRI have entered into an investor rights agreement and a voting agreement pursuant to which, among other things, (i) Idealab Studio has the right to appoint two members of the Board of Directors of CRI, (ii) PML has the right to appoint one member of the Board of Directors of CRI, and (iii) Idealab Studio and PML have agreed to vote their interests in a manner to ensure the election of such members. Pursuant to such provisions, Mr. Gross and Marcia Goodstein of Idealab Studio and Dakin Sloss, the manager of the general partner of PML, each serves as a director of CRI. The certificate of incorporation of CRI contains certain “protective provisions” that prevent CRI from taking certain actions, including the incurrence of certain indebtedness, without the consent of each of Idealab Studio and PML. The foregoing agreements do not require Idealab Studio and PML to act in concert on any matters relating to the Issuer, including with respect to the voting or disposition of any Common Stock of the Issuer.

CUSIP 42329W 105	Page 9 of 9

Item 7.	Material to be Filed as Exhibits

Description		Incorporated by Reference
		Schedule/Form	File No.	Exhibit	Filing Date
A.	Executive Employment Agreement, dated November 19, 2021, by and between William T. “Bill” Gross and Heliogen, Inc.	S-4/A	333-258606	10.15	11/19/2021

B.	Registration Rights and Lock-Up Agreement	8-K	001-40209	10.5	1/6/2022

C.	Letter from William Gross to the Issuer	8-K	001-40209	17.1	2/6/2023

D.	Proposal, dated April 13, 2023, from CRI to the Board of Directors of the Issuer, filed as Exhibit 99.1 hereto

E	Joint Filing Agreement by and among William Gross, Idealab Holdings, LLC, Idealab and Continuum Renewables, Inc., dated April 13, 2023, filed as Exhibit 99.2 hereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

IDEALAB, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

CONTINUUM RENEWABLES, INC.

By:	/s/ Paul Browning
Name: Paul Browning
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein, and Renee LaBran, and no single person has voting or dispositive authority over the securities held of record by Holdings. The principal occupation of Ms. LaBran is a founding partner in Rustic Canyon Partners, as well as an advisor, consultant and investor. The executive officers of Idealab are Marcia Goodstein and Susan Aledort. The principal occupation of Marcia Goodstein is President and Chief Executive Officer of Idealab and the President and Chief Operating Officer of Idealab Studio and the principal occupation of Susan Aledort is the General Counsel of Idealab and Idealab Studio. CRI is managed by a board of directors consisting of Bill Gross, Marcia Goodstein, Paul Browning and Dakin Sloss. The principal occupation of Dakin Sloss is serving as the manager of certain affiliates of PML. The executive officer of CRI is Paul Browning. The principal occupation of Paul Browning is director and Chief Executive Officer of CRI. The address of each of the foregoing persons is c/o Idealab, 130 W. Union Street, Pasadena, CA 91103.

The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.